15

08003292

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tokyo Star Bank Ltd

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 18 2008 E
THOMSON REUTERS

FILE NO. 82- 35006 FISCAL YEAR 3-31-08

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dw

DATE: 6/17/08

For Immediate Press Release:

May 23, 2008

Consolidated Financial Results for the Fiscal Year Ended March 31, 2008

Company Name (Code Number):	**The Tokyo Star Bank, Limited** (8384)
	(URL http://www.tokyostarbank.co.jp/)
Stock Exchange Listings:	First Section of Tokyo
Headquarters:	Tokyo
Application of US GAAP:	Not applied

1. Summary of Consolidated Financial Results for the Fiscal Year Ended March 31, 2008

(1) Operating Results (in millions of yen except per share data and percentages)

	For the year ended March 31,	
	2008	2007
Ordinary income	**77,096**	75,643
Change from the previous year	**1.9 %**	10.7 %
Ordinary profit	**18,046**	25,588
Change from the previous year	**(29.4)%**	6.4 %
Net income	**13,842**	16,108
Change from the previous year	**(14.0)%**	(6.0)%
Net income per common share	**19,775.41**	23,012.13
Return on equity	**13.0%**	16.6%
Ratio of ordinary profit to total assets	**1.0%**	1.6%
Ratio of ordinary profit to ordinary income	**23.4%**	33.8%

(2) Financial Conditions (in millions of yen except per share data and percentages)

	As of March 31,	
	2008	2007
Total assets	**1,857,176**	1,682,345
Net assets	**110,328**	102,322
Ratio of net assets to total assets	**5.9%**	6.0%
Net assets per common share	**157,612.10**	146,175.53
Capital adequacy ratio (based on the domestic standards)	**(Preliminary) 9.75%**	9.52%

Notes:

1.Net assets, excluding Stock acquisition rights and Minority interests, as of
March 31, 2008: 110,328 million yen
March 31, 2007: 102,322 million yen

2. Ratio of net assets to total assets = (Net assets - Stock acquisition rights - Minority interests) / Total assets X 100

3. Capital adequacy ratio is based on the "Financial Services Agency Ordinance Announcement No.19".

(3) Cash Flows (in millions of yen)

	For the year ended March 31,	
	2008	2007
Net cash provided by (used in) operating activities	**(64,898)**	(9,525)
Net cash provided by (used in) investing activities	**68,033**	(42,599)
Net cash provided by (used in) financing activities	**(3,479)**	9,049
Cash and cash equivalents at the end of year	**58,272**	58,617

2. Payment of dividends

	As of March 31.	
	2008	2007
Interim dividends per share	-	-
Year-end dividends per share	-	5,000.00 yen
Total dividends per share (for the fiscal year)	-	5,000.00 yen
Total dividend amount (for the fiscal year)	-	3,500 million yen
Dividend payout ratio	-	21.7%
Dividend on net assets	-	3.6%

3. Earnings Projections for the Fiscal Year Ending March 31, 2009

Japan Blue Sky Capital Partners, L.P., Japan Banking Investment Partners, L.P., Tokyo Capital Management Partners, L.P., and Cayman Strategic Partners, L.P. hold 98.31% of shares issued by The Tokyo Star Bank, Limited ("the Bank"). In accordance with the procedures as provided in the securities listing regulations of the Tokyo Stock Exchange , Inc., the Bank's shares will be delisted by the end of July at the latest. In view of the above indications the Bank does not announce the consolidated and non-consolidated earnings projections for the fiscal year ending March 31, 2009.

4. Others

(1) Significant Change in the Scope of Consolidation: no

(2) Change in Policies in preparation of Consolidated Financial Statements
1.changes due to revision accounting standards etc.: yes
2.changes other than 1.above: yes

(3) Number of shares outstanding as of:
March 31, 2008 (Common stock): 700,000 shares
March 31, 2007 (Common stock): 700,000 shares

(Reference)
Summary of Non-Consolidated Financial Results for the Fiscal Year Ended March 31, 2008

(1) Operating Results (in millions of yen except per share data and percentages)

	For the year ended March 31,	
	2008	2007
Ordinary income	**76,260**	73,726
Change from the previous year	**3.4%**	10.7%
Ordinary profit	**18,027**	21,717
Change from the previous year	**(16.9%)**	(2.0%)
Net income	**13,528**	15,595
Change from the previous year	**(13.2%)**	(6.5%)
Net income per common share	**19,326.44**	22,279.33

(2) Financial Conditions (in millions of yen except per share data and percentages)

	For the year ended March 31,	
	2008	2007
Total assets	**1,859,730**	1,683,388
Net assets	**108,378**	100,688
Ratio of net assets to total assets	**5.8 %**	5.9 %
Net asset per common share	**154,826.79**	143,840.32
Capital adequacy ratio (based on the domestic standards)	**(Preliminary) 9.55%**	9.42 %

Notes:
1.Net assets, excluding Stock acquisition rights, as of
March 31, 2008: 108,378 million yen
March 31, 2007: 100,688 million yen
2. Ratio of net assets to total assets = (Net assets - Stock acquisition rights) / Total assets X 100
3. Capital adequacy ratio is based on the "Financial Services Agency Ordinance Announcement No.19".

Consolidated Financial Statements

COMPARISON OF CONSOLIDATED BALANCE SHEETS

	As of March 31,		
(in millions of yen)	2008 (A)	2007 (B)	(A)-(B)
Assets:			
Cash and due from banks	74,323	74,516	(193)
Call loans	196,183	45,817	150,366
Monetary claims bought	41,573	41,645	(72)
Trading account securities	1	6	(5)
Money held in trust	3,577	3,624	(47)
Securities	256,552	318,679	(62,127)
Loans and bills discounted	1,266,086	1,169,024	97,062
Foreign exchanges	419	1,261	(842)
Other assets	18,331	17,778	553
Tangible fixed assets	5,884	11,164	(5,280)
Intangible fixed assets	3,955	5,234	(1,279)
Deferred tax assets	16,029	13,198	2,831
Customers' liabilities for acceptances and guarantees	1,687	1,871	(184)
Allowance for loan losses	(27,429)	(21,478)	(5,951)
Total assets	1,857,176	1,682,345	174,831
Liabilities and net assets			
Liabilities:			
Deposits	1,655,960	1,480,455	175,504
Foreign exchanges	10	30	(20)
Bonds payable	55,500	55,500	-
Other liabilities	31,286	39,352	(8,066)
Provision for bonuses	1,478	1,652	(174)
Provision for directors' bonuses	366	1,086	(720)
Provision for directors' retirement benefits	28	54	(26)
Provision for losses on dormant deposit repayments	512	-	512
Provision for possible losses on refund of interest	17	16	1
Negative goodwill	-	2	(2)
Acceptances and guarantees	1,687	1,871	(184)
Total liabilities	1,746,847	1,580,022	166,825
Net assets:			
Capital stock	21,000	21,000	-
Capital surplus	19,000	19,000	-
Retained earnings	74,389	64,046	10,343
Shareholders' equity	114,389	104,046	10,343
Valuation difference on available-for-sale securities	(4,759)	(98)	(4,661)
Deferred gains or losses on hedges	699	(1,624)	2,323
Valuation and translation adjustments	(4,060)	(1,723)	(2,337)
Total net assets	110,328	102,322	8,006
Total liabilities and net assets	1,857,176	1,682,345	174,831

COMPARISON OF CONSOLIDATED STATEMENTS OF INCOME

	For the year ended March 31,		
(in millions of yen)	2008 (A)	2007 (B)	(A)-(B)
Ordinary income:	77,096	75,643	1,453
Interest income	52,779	51,485	1,294
Interest on loans and discounts	*42,788*	*41,913*	*875*
Interest and dividends on securities	*6,769*	*6,106*	*663*
Interest on call loans	*1,143*	*637*	*506*
Interest on deposits with banks	*20*	*117*	*(97)*
Other interest income	*2,058*	*2,711*	*(653)*
Fees and commissions	15,234	12,939	2,295
Other ordinary income	1,613	3,622	(2,009)
Other income	7,469	7,595	(126)
Ordinary expenses:	59,049	50,054	8,995
Interest expenses	11,287	9,361	1,926
Interest on deposits	*10,331*	*8,978*	*1,353*
Interest on negotiable certificates of deposit	*8*	*2*	*6*
Interest on call money	*3*	*0*	*3*
Interest on payables under securities lending transactions	-	*0*	*(0)*
Interest on borrowings and rediscounts	-	*0*	*(0)*
Interest on bonds	*943*	*378*	*565*
Other interest expenses	*0*	*0*	*0*
Fees and commissions payments	5,235	3,642	1,593
Other ordinary expenses	1,411	310	1,101
General and administrative expenses	32,153	31,253	900
Other expenses	8,961	5,485	3,476
Provision of allowance for loan losses	*5,153*	*753*	4,400
Other	*3,808*	*4,732*	*(924)*
Ordinary profit	18,046	25,588	(7,542)
Extraordinary income	20,843	1,410	*19,433*
Gain on disposal of noncurrent assets	*19,702*	*121*	*19,581*
Recoveries of written-off claims	*1,140*	*1,289*	*(149)*
Extraordinary loss	15,244	122	15,122
Loss on disposal of noncurrent assets	*1,127*	*90*	*1,037*
Impairment loss	-	*11*	*(11)*
Other	*14,116*	*20*	*14,096*
Income before income taxes	23,645	26,876	(3,231)
Income taxes			
Current	11,030	10,674	356
Deferred	(1,227)	93	(1,320)
Net income	13,842	16,108	(2,266)

CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

For the year ended March 31, 2007 (in millions of yen)

	Shareholders' equity				Valuation and translation adjustments			
	Capital stock	Capital surplus	Retained earnings	Total	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	valuation and translation adjustments	Total net assets
Balance at the end of previous period	21,000	19,000	51,437	91,437	(432)	-	(432)	91,005
Changes of items during the period								
Dividends from surplus	-	-	(3,500)	(3,500)	-	-	-	(3,500)
Net income	-	-	16,108	16,108	-	-	-	16,108
Net changes of items other than shareholders' equity	-	-	-	-	333	(1,624)	(1,291)	(1,291)
Total changes of items during the period	-	-	12,608	12,608	333	(1,624)	(1,291)	11,317
Balance at the end of the current period	21,000	19,000	64,046	104,046	(98)	(1,624)	(1,723)	102,322

For the year ended March 31, 2008 (in millions of yen)

	Shareholders' equity				Valuation and translation adjustments			
	Capital stock	Capital surplus	Retained earnings	Total	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	valuation and translation adjustments	Total net assets
Balance at the end of previous period	21,000	19,000	64,046	104,046	(98)	(1,624)	(1,723)	102,322
Changes of items during the period								
Dividends from surplus	-	-	(3,500)	(3,500)	-	-	-	(3,500)
Net income	-	-	13,842	13,842	-	-	-	13,842
Net changes of items other than shareholders' equity	-	-	-	-	(4,661)	2,323	(2,337)	(2,337)
Total changes of items during the period	-	-	10,342	10,342	(4,661)	2,323	(2,337)	8,005
Balance at the end of the current period	21,000	19,000	74,389	114,389	(4,759)	699	(4,060)	110,328

COMPARISON OF CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of yen)	For the year ended March 31, 2008 (A)	2007 (B)	(A)-(B)
I. Cash Flows from Operating Activities			
Income before income taxes	23,645	26,876	(3,231)
Depreciation	2,032	2,139	(107)
Impairment loss	-	11	(11)
Amortization of negative goodwill	(20)	(295)	275
Net increase (decrease) in allowance for loan losses	(8,609)	(1,587)	(7,022)
Net increase (decrease) in provision for bonuses	(174)	123	(297)
Net increase (decrease) in provision for directors' bonuses	(720)	49	(769)
Net increase (decrease) in provision for directors' retirement benefits	(26)	54	(80)
Net increase (decrease) in provision for possible losses on refund of interest	1	16	(15)
Net increase (decrease) in provision for losses on dormant deposit repayments	512	-	512
Interest income	(52,779)	(51,485)	(1,294)
Interest expenses	11,287	9,361	1,926
Net (gain) loss on securities	13,190	(798)	13,988
Net (gain) loss on money held in trust	(149)	(154)	5
Net (gain) loss on disposal of noncurrent assets	(18,574)	(30)	(18,544)
Net (increase) decrease in loans and bills discounted	(80,220)	(139,176)	58,956
Net increase (decrease) in deposits	175,504	115,740	59,764
Net increase (decrease) in non-subordinated borrowed money	-	(1,000)	1,000
Net (increase) decrease in due from banks excluding due from the Bank of Japan	(151)	2,225	(2,376)
Net (increase) decrease in call loans and monetary claims bought	(150,294)	(37,643)	(112,651)
Net (increase) decrease in foreign exchange assets	841	(986)	1,827
Net increase (decrease) in foreign exchange liabilities	(19)	16	(35)
Net increase (decrease) in non-subordinated bonds payable from issuance and redemption	-	40,000	(40,000)
Interest received	49,805	44,202	5,603
Interest paid	(15,687)	(5,928)	(9,759)
Other, net	(6,179)	(957)	(5,222)
Sub-total	(56,786)	774	(57,560)
Income taxes paid (including provisional payment)	(8,112)	(10,299)	2,187
Net cash (used in) provided by operating activities	(64,898)	(9,525)	(55,373)
II. Cash flows from investing activities			
Purchases of securities	(295,432)	(208,398)	(87,034)
Proceeds from sales of securities	8,992	35,955	(26,963)
Proceeds from redemption of securities	331,141	131,855	199,286
Increase in money held in trust	(256)	(3,407)	3,151
Decrease in money held in trust	468	3,625	(3,157)
Purchases of tangible fixed assets	(619)	(881)	262
Proceeds from sales of tangible fixed assets	23,654	389	23,265
Purchases of intangible fixed assets	(776)	(1,742)	966
Proceeds from sales of intangible fixed assets	861	5	856
Net cash (used in) provided by investing activities	68,033	(42,599)	110,632
III. Cash flows from financing activities			
Proceeds from issuance of subordinated bonds payable	-	12,500	(12,500)
Dividends paid	(3,479)	(3,450)	(29)
Net cash (used in) provided by financing activities	(3,479)	9,049	(12,528)
IV. Net (decrease) increase in cash and cash equivalents	(344)	(43,075)	42,731
V. Cash and cash equivalents at beginning of the year	58,617	101,692	(43,075)
VI. Cash and cash equivalents at end of the year	58,272	58,617	(345)

Significant Policies in Preparation of Consolidated Financial Statements

(1) Scope of consolidation
1) Consolidated subsidiaries: 2
Principal subsidiaries
TSB Capital, Ltd.
TSB Servicer, Ltd.
2) Non-consolidated subsidiaries
There are no non-consolidated subsidiaries.

(2) Application of equity method
There are no affiliates accounted for under the equity method.

(3) Fiscal year end of consolidated subsidiaries
Fiscal year ends of all consolidated subsidiaries are March 31.

(4) Valuation of assets and liabilities of consolidated subsidiaries
The assets and liabilities of consolidated subsidiaries, including the portion attributable to minority shareholders, were evaluated at fair value.

(5) Amortization of goodwill
Goodwill is amortized over 5years on a straight-line basis, except that when the excess is immaterial it is expensed or credited to income in the year of acquisition.

Notes to the Consolidated Financial Statements:

1. The amounts are rounded down to the nearest million of yen.
2. Subsidiaries and affiliated companies are defined in accordance with Article 2, Paragraph 8, of the Banking Law and Article 4, of the Enforcement Ordinance of the Banking Law.

Standards of Accounting Method

1. Trading Securities
Trading Securities are stated at market value. Unrealized gain or loss on trading securities is recognized in earnings. Cost of securities sold is determined by the moving-average method.
2. Available-for-sale Securities
Available-for-sale securities whose fair value is readily determinable are carried at fair value. Unrealized gain or loss on these securities is included in "Net assets", net of taxes. Available-for-sale securities whose fair value is not readily determinable are carried at cost or amortized cost. Cost of securities sold is determined by the moving-average method.
3. Money held in trust
Trust assets which are held as trust assets in money held in trust are carried in the same method as in the case of the Bank's possession of such trust assets.
4. Derivative financial instruments
Derivative financial instruments are stated at fair value.
5. Depreciation
(1) Tangible fixed assets
Tangible fixed assets are carried at cost less accumulated depreciation. Depreciation of tangible fixed assets of the Bank, except for buildings, is computed using the declining-balance method. Depreciation of the Bank's buildings is computed using the straight-line method.
The primary estimated useful lives of buildings and equipment are as follows:

Buildings	8 years to 50 years
Equipment	2 years to 20 years

Depreciation of tangible fixed assets of consolidated subsidiaries is computed principally using the declining-balance method over the estimated useful lives.

(2) Intangible fixed assets

Amortization for intangible fixed assets is computed using the straight-line method. Costs of computer software developed or obtained for internal use are deferred and amortized over the estimated useful lives (5 years) as defined by the Bank and its consolidated subsidiaries.

6. Loans acquired from other financial institutions

Loans on deeds and bills discounted which the Bank acquired from other financial institutions are initially recorded at acquisition cost in the balance sheet, and the differences between the acquisition cost and principal amount are amortized in proportion to the principal over the life of each loan. Overdrafts and loans on notes are carried at principal and such differences are recorded as a liability and amortized over the remaining term of each loan using the straight-line method. Regardless of the above treatments, loans to debtors classified as likely to become bankrupt, virtually bankrupt or legally bankrupt are recorded at their respective acquisition costs and the differences are not amortized.

7. Allowance for loan losses

The Bank's allowance for loan losses is provided pursuant to its internal rules governing written-off of claims and the allowance for loan losses.

For claims against debtors who are normal or whose claims are being restructured as prescribed in the Special Committee on Auditing Issues Concerning Banks and Other Institutions Report No.4, "Practical Guideline Concerning the Validation of Internal Controls and the Auditing of Bad Debts Written off and the Allowance for Bad Debts with Respect to the Self-Assessment of Assets Undertaken by Bank and Other Financial Institutions", issued by Japanese Institution of Certified Public Accountants (JICPA), claims have been classified into given categories and an allowance is provided based on the loan loss ratios derived from records of loan losses over a certain historical period.

For claims against debtors who are likely to become bankrupt, an allowance is provided at the amount deemed necessary based on overall solvency assessment of the amount of claims, net of expected amounts recoverable from the disposal of collateral or the execution of guarantees.

For claims against debtors who are legally bankrupt or virtually bankrupt, an allowance is provided based on the amount of claims, after charge-offs and net of any amounts expected to be collected through the disposal of collateral or the execution of guarantees.

For claims against debtors who are likely to become bankrupt or whose claims are being restructured, if the amount of the claims exceeds a certain level for which the amount of future cash flows can be reasonably estimated, an allowance is provided for the difference between the present value of the expected future cash flows discounted at the initial contracted interest rate and the carrying value of each claim.

All claims are assessed by the credit organization divisions based on the internal rules for self-assessment of asset quality. The credit examination division, which is independent from credit organization divisions, subsequently performs a review of their assessments, and an allowance is provided based on the results.

Allowance for loan losses on claims purchased from other financial institutions are directly offset against any income from the amortization of the difference between the contractual principal and the acquisition costs of the purchased claims since the amortization income represents a change in the credit risk of the purchased claims.

For collateralized or guaranteed claims against debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off against the respective claims. The Bank has, starting from this fiscal year, discontinued the method and adopted an accounting policy where claims will not be charged off until collections on claims are completed or the amount deemed uncollectible is determined. Instead, an allowance will be established for the uncollectible portion. The amounts remaining as at March 31, 2008, which was charged off for the year ended March 31, 2007, were 4,090 million yen.

The consolidated subsidiaries' allowance for loan losses is provided based on the historical loan loss experience for normal claims and on estimates of collectibility on a loan-by-loan basis for impaired loans.

(Significant accounting change)

The Bank's allowance for loan losses is provided pursuant to the internal rules governing the written-off of claims and the allowance for loan losses.

For collateralized or guaranteed claims against debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off against the respective claims.

In recent years, several claims exist after the method, considerable amounts were collected (e.g., sales of collateral). In view of these circumstances, starting from this fiscal year, the Bank has decided to discontinue the method and to adopt an accounting policy where claims will not be charged off until collections on claims are completed or the amount deemed uncollectible is determined. Instead, an allowance will be established for the uncollectible portion and claims will be charged off after collections on claims are completed or the amount deemed uncollectible has been virtually determined.

In accordance with this accounting change, loans and allowance for loan losses increased by 9,123 million yen respectively, as compared with the amounts which would have been recorded under the previous method.

In the consolidated statements of income, the amount of partial write-offs, which is 9,123 million yen, included in written-off of loans under the previous method is presented as transfer to allowance for loan losses. This accounting change had no impact on ordinary profit and income before income taxes on the consolidated statements of income for the year ended March 31, 2008.

Loans to bankrupt borrowers increased by 3,918 million yen and past due loans increased by 5,205 million yen and total amount of loans to bankrupt borrowers, past due loans, loans past due three months or more and restructured loans was 9,123 million yen.

8. Provision for bonuses

The provision for bonuses is provided based on the estimated amounts attributed to the current fiscal year for future bonus payments to employees.

9. Provision for directors' bonuses

The provision for directors' bonuses is provided based on the estimated amounts attributed to the current fiscal year for future bonus payments to directors and executive officers.

10. Provision for directors' retirement benefits

The provision for directors' retirement benefits is provided based on the estimated amounts of the future payments attributed to the current fiscal year.

11. Provision for losses on dormant deposit repayments

The provision for losses on dormant deposit repayments which were recorded as profit is provided for the future repayments based on the historical repayments experience.

(Significant accounting change)

Until the year ended March 31, 2007, deposits which were recorded as profit were expensed when they were reimbursed.

"Treatment for Auditing of Reserve under Special Taxation Measures Law, Reserve under Special Laws and Reserve for Retirement Benefits to Directors and Corporate Auditors" (JICPA Audit and Assurance Practice Committee Report No.42) was announced on April 13, 2007.

In accordance with this accounting change, from this fiscal year, a provision for losses on dormant deposit repayments was provided based on the historical repayments experience, as adjusted for estimated future repayments.

As a result, ordinary profit decreased by 71 million yen and income before income taxes decreased by

512 million yen compared with the amount which would have been recorded under the previous method.

12. Provision for possible losses on refund of interest

The provision for possible losses on refund of interest was recognized based on the past experience of refunds and claims of refunds arising from the loans of a consolidated subsidiary of the Bank, as adjusted for estimated future refunds.

13. Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currencies are translated into yen primarily at the spot rates in effect at each balance sheet date.

14. Lease transactions

Non-cancelable leases are accounted for as operating leases (whether such leases are classified as operating or finance leases), except that lease agreements that stipulate the transfer of ownership of the leased assets to the lessees are accounted for as finance leases.

15. Hedge accounting

In order to hedge interest-rate risk arising from financial assets and liabilities, the Bank applies deferral hedge accounting as prescribed in the Industry Audit Committee Report No. 24, "Accounting and Auditing Treatment of Accounting Standard for Financial Instruments in the Banking Industry," issued by the JICPA. Under the Industry Audit Committee Report No. 24, the Bank groups its deposits (hedged items) and interest-rate swaps (hedging instruments) by maturity and assesses the hedge effectiveness by comparing the changes in value of each basket of deposits and the corresponding changes in value of the interest-rate swaps.

Deferral hedge accounting is also applied individually on some loans and bills discounted (hedged items) and interest-rate swaps (hedging instruments).

16. Consumption taxes

Transactions subject to national and local consumption taxes are recorded at amounts exclusive of consumption taxes. Consumption taxes levied on the purchases of fixed assets, which are not tax-deductible, are charged to income as incurred.

Changes in the Basis for Presentation and Consolidation

The definitions of securities in "Accounting Standards for Financial Instruments" (ASBJ Statement No10) and in "Practical Guidelines on Accounting Standards for Financial Instruments" (JICPA Laws and Regulations Committee Report No.14) were partially revised on June 19, 2007 and on July 4, 2007 respectively, which is applicable from the fiscal year ending on or after the enforcement date of the Financial Instruments and Exchange Law. The Bank has adopted the revised standards and guideline commencing with this fiscal year.

Notes to the Consolidated Balance Sheets:

1. Loans to bankrupt borrowers and past due loans are included in loans and bills discounted, and the amounts were 9,706 million yen and 21,248 million yen, respectively.

   Loans to bankrupt borrowers represent loans which have been placed in non-accrual status due to substantial delinquency or to other reasons ("non-accrual loans"), and meet certain provisions as stipulated in Article 96, Paragraph 1, Subparagraphs 3 or 4 of the Enforcement Ordinance of the Corporation Tax Law of Japan.

   Past due loans represent non-accrual loans, other than loans to bankrupt borrowers and loans on which the payment of interest has been deferred in order to assist the restructuring of these borrowers who are experiencing financial difficulties.

2. Loans past due for three months or more are included in loans and bills discounted, and the amount was 403 million yen. Loans past due for three months or more represent loans on which the payment of principal or interest is three months or more past due from the day following the contractual due date.

Such loans exclude loans to bankrupt borrowers and past due loans.

3. Restructured loans are included in loans and bills discounted, and the amount was 10,874 million yen. Restructured loans represent loans which have been restructured to provide relief to the borrowers by reducing interest rates, by rescheduling interest payments and payments on principal, or by waiving claims for borrowers experiencing financial difficulties. Such loans exclude loans to bankrupt borrowers, past due loans and loans past due for three months or more.
4. Total amount of loans to bankrupt borrowers, past due loans, loans past due for three months or more and restructured loans was 42,233 million yen. The amount stated in Notes 1 through 4 represents the gross receivable amounts before a reduction for the allowance for loan losses.
5. Bills discounted, which can be either sold or repledged by the Bank, are treated as financing transactions rather than as sales in accordance with the Industry Audit Committee Report No.24, "Accounting and Auditing Treatment of Accounting Standard for Financial Instruments in the Banking Industry." The total face value was 1,587 million.
6. A loan participation transaction which transfers substantially all the risks and rewards of the transferred asset is accounted for as a sale of a loan by an originating lender to a participant. Loan participation agreements, which were accounted for as sales of loans, totaled 59 million yen. The loan in which the Bank was a participant under loan participation agreements and which were accounted for as loans to debtors amounted to 1,168 million yen.
7. Assets pledged as collateral were as follows:

   Securities 24,073 million yen

   Liabilities secured by such pledged assets were as follows:

   Deposits 1,342 million yen

   In addition, securities of 29,318 million yen were pledged as collateral principally to clearing agencies for settlement of foreign and domestic exchange transactions, and security deposits of 2,548 million yen were included in "Other assets."
8. Overdraft agreements and loan commitments are agreements under which the Bank and its consolidated subsidiaries are obliged to extend loans up to a prearranged limit unless the customer is in breach of contract. The loan commitments not yet utilized at March 31, 2008 totaled 144,409 million yen, of which 67,496 million yen, related to agreements whose contractual terms were for one year or less or which were unconditionally cancelable at any time. As the majority of these agreements expire without the right to extend the loans being exercised, the unutilized balance of the commitments does not affect the future cash flows of the Bank or of its consolidated subsidiaries. These agreements usually include provisions which stipulate that the Bank and its consolidated subsidiaries have the right either to refuse the execution of the loans or to reduce the contractual commitments when there is a change in the borrower's financial condition, or when additional assurance of the financial stability and creditworthiness of a borrower is necessary, or when other unforeseen circumstances arise. The Bank and its consolidated subsidiaries take various measures to protect their credit. Such measures include obtaining real estate or securities as collateral upon entering into the agreements, monitoring a customer's business on a regular basis in accordance with established internal procedures, and amending loan commitment agreements as and when necessary.
9. Accumulated depreciation on tangible fixed assets was 4,296 million yen.
10. Subordinated notes of 15,500 million yen were included in "Bonds payable."
11. Net assets per common share was 157,612.10 yen
12. Besides tangible fixed assets included in the balance sheet, some equipment, vehicles and office equipment are used under lease agreements
13. The Bank was examined by the Tokyo Regional Taxation Bureau for its corporate income taxes (corporate tax, inhabitant taxes and enterprise tax) for the period from the fiscal year ended March 31, 2002 through March 31, 2004. As a result of this examination, The Bank received a disposition concerning certain differences in profit recognized on the amortization of the differences between the

carrying value of purchased loans related to business transfers and the related purchase amounts as well as timing differences in profit recognition (the amount of profit which should have been recognized was different or the profit should have been recognized earlier for the tax purpose). Since the Bank believes that its original treatment of profit on the amortization was appropriate from both accounting and tax perspectives, the Bank petitioned the National Tax Tribunal for a reexamination.

On July 10, 2007, the Bank's petition was dismissed. However, the bank has disputed the legal basis for this disposition. Thus, on January 8, 2009, the Bank filed a tax suit in Tokyo District Court after having carefully considered countermeasures for the dismissal.

The conflicting amount about adequacy of this imposition, which the Bank paid tentatively, is 1,573 million yen.

Notes to the Consolidated Statements of Income:

1. "Other ordinary income" includes income from derivatives other than for trading or hedging of 1,064 million yen and gain on sales of loans of 452 million yen.
2. "Ordinary income" includes gain on sales of loans of 3,134 million yen and gain on recoveries of purchased loans of 2,731 million yen
3. "Other ordinary expenses" includes loss on sales of loans of 778 million yen and loss on foreign exchange transactions of 554 million yen.
4. "Other expenses" includes written-off of loans of 3,206 million yen.
5. "Extraordinary loss" includes loss on devaluation of securities of 13,610 million yen and provision for losses on dormant deposit repayments, which have been incurred in the past fiscal years, of 441 million yen.
6. Net income per common share is 19,775.41 yen

Notes to the Consolidated Statements of changes in net assets:

1. The number and class of shares issued and outstanding and treasury stock are as follows:

(in thousands of shares)

	March 31, 2007	Increase	Decrease	March 31, 2008
Issued shares	700	-	-	700
Common stock	700	-	-	700
Treasury stock	-	-	-	-

2. The detail of cash dividend is as follows:

(1) Dividends paid in the fiscal year

Date of declaration	May 25, 2007 (Board of directors' meeting)
Class of stock	Common stock
Total amount of cash dividends	3,500 million yen
Dividend per share	5,000 yen
Dividend record date	March 31, 2007
Effective date	June 11, 2007

(2) Dividends to be paid in the next fiscal year

Not applicable

Notes to the Consolidated Statements of Cash Flows:

1. For the purpose of reporting cash flows, cash and cash equivalents are defined as cash and due from Bank of Japan ("BOJ") included in the Cash and due from bank in the consolidated balance sheet.
2. The reconciliation of the balance of cash and cash equivalents to the cash and due from banks in the consolidated balance sheet at the year end is as follows:

	(in millions of yen)
Cash and due from banks	74,323
Due from banks excluding due from BOJ	(16,050)
Cash and cash equivalents	58,272

Segment Information

(1) Business segment information

Besides the banking business, certain consolidated subsidiaries engage in other businesses such as credit card business. Such information is, however, not disclosed since the proportion of those businesses in total is not significant.

(2) Geographic segment information

The information is not applicable since there are no foreign subsidiaries or branches.

(3) Ordinary income from overseas operations

The information is not disclosed since ordinary income from overseas operations is less than 10% of ordinary income on a consolidated basis.

Lease transactions

The information is not disclosed since it is not significant at this time.

Securities

1. As of March 31, 2007

(1) Trading securities:

Carrying value	6 million yen
Net holding gain (loss)	(0) million yen

(2) Available-for-sale securities with a readily determinable fair value: (in millions of yen)

	Cost	Carrying value	Net unrealized gain (loss)	Gain	Loss
Stocks	483	1,287	804	804	-
Japanese bonds	187,203	186,569	(633)	6	640
Government bonds	166,316	165,710	(605)	0	606
Local government bonds	609	603	(5)	0	5
Corporate bonds	20,277	20,255	(22)	6	28
Other	74,457	74,161	(337)	322	660
Total	262,143	262,018	(166)	1,134	1,300

Notes:

1. Carrying value is stated at fair value.
2. Gain/Loss is breakdown of Net unrealized gain (loss).
3. Where compound instruments in "Other" as a whole are marked to market, and valuation gains (losses) are included in Income before income taxes, the valuation gains/losses of these instruments are excluded.

(3) Available-for-sale securities sold during the year: (in millions of yen)

	Proceeds from sales	Gain on sales	Loss on sales
Available-for-sale securities	35,955	716	73

(4) Securities whose fair value is not readily available are as follows: (in millions of yen)

	Balance sheet amount
Available-for-sale securities	
Unlisted domestic stocks (excluding OTC traded stocks)	2,163
Corporate bonds (industrial bonds)	53,773
Other securities	723

(5) Contractual maturities of bonds classified as Available for sale securities is as follows:

(in millions of yen)

	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Japanese bonds	92,362	120,564	19,592	7,823
Government bonds	84,958	65,086	7,842	7,823
Local government bonds	4	499	100	-
Corporate bonds	7,400	54,979	11,649	-
Other	4,616	29,907	27,696	-
Total	96,979	150,472	47,288	7,823

2. As of March 31, 2008

(1) Trading securities:

Carrying value	1 million yen
Net holding gain (loss)	(0) million yen

(2) Available-for-sale securities with a readily determinable fair value: (in millions of yen)

	Cost	Carrying value	Net unrealized gain (loss)	Gain	Loss
Stocks	226	215	(11)	-	11
Japanese bonds	142,369	141,624	(744)	28	773
Government bonds	131,087	130,617	(469)	9	478
Local government bonds	605	609	3	3	-
Corporate bonds	10,676	10,397	(278)	15	294
Other	60,427	53,158	(7,269)	125	7,395
Total	203,023	194,998	(8,025)	154	8,179

Notes:

1. Carrying value is stated at fair value.
2. Gain/Loss is breakdown of Net unrealized gain (loss).
3. Available-for-sale securities with readily determinable fair value are devalued to the fair value and the amount of write-down is accounted for as valuation loss for the fiscal year if the fair value is 50% or less of the acquisition cost and has significantly deteriorated. The amount of loss on devaluation was 4,682 million yen.

(3) Available-for-sale securities sold during the year: (in millions of yen)

	Proceeds from sales	Gain on sales	Loss on sales
Available-for-sale securities	8,992	478	57

(4) Securities whose fair value is not readily available are as follows: (in millions of yen)

	Balance sheet amount
Available-for-sale securities	
Unlisted domestic stocks (excluding OTC traded stocks)	512
Corporate bonds (industrial bonds)	60,380
Other securities	661

(5) Contractual maturities of bonds classified as Available for sale securities is as follows:

(in millions of yen)

	Within 1 year	After 1 year through 5 years	After 5 years through 10 years	After 10 years
Japanese bonds	133,340	43,052	25,612	-
Government bonds	110,087	5,014	15,516	-
Local government bonds	4	501	103	-
Corporate bonds	23,249	37,536	9,991	-
Other	2,344	22,023	15,694	2,972
Total	135,685	65,076	41,307	2,972

Money Held in Trust

1. As of March 31, 2007

(1) Money held in trust for trading purposes:

Carrying value	3,624 million yen
Net holding gain (loss)	(16) million yen

(2) Money held in trust held-to-maturity:

Not applicable

(3) Money held in trust available-for-sale:

Not applicable

2. As of March 31, 2008

(1) Money held in trust for trading purposes:

Carrying value	3,577 million yen
Net holding gain (loss)	(11) million yen

(2) Money held in trust held-to-maturity:

Not applicable

(3) Money held in trust available-for-sale:

Not applicable

Derivatives

The information is not disclosed since it is not significant at this time.

Retirement benefits

1. Retirement benefit plan

Our group has adopted defined contribution pension plans since April 2004.

2. Retirement benefit expenses

(in millions of yen)

	For the year ended March 31, 2008
Contributions to defined contribution plans	318
Retirement benefit expenses	318

Tax effect accounting

(in millions of yen)

		For the year ended March 31, 2008	For the year ended March 31, 2007
1. Details of deferred tax assets and liabilities	Deferred tax assets:		
	Allowance for loan losses	8,343	11,184
	Losses on hedges	-	1,114
	Provision for bonuses	601	672
	Enterprise tax payable	530	424
	Valuation difference on available-for-sale securities	3,265	-
	Loss on securities	3,159	-
	Written-off of loans	690	-
	Depreciation	-	213
	Other	641	430
	Sub-total deferred tax assets	17,232	14,041
	Valuation allowance	(722)	(816)
	Total deferred tax assets	16,509	13,224
	Deferred tax liabilities:		
	Redemption gain on securities	-	(25)
	Deferred gains or losses on hedges	479	-
	Other	0	-
	Total deferred tax liabilities	479	(25)
	Net deferred tax assets	16,029	13,198
2. Reconciling items between effective income tax rate and statutory tax rate	The information is not disclosed because the difference between the effective income tax rate and the statutory tax rate is within 5% of the statutory income tax rate.		

Transactions with related parties

There are no material transactions to be disclosed.

Per Share Information

(in yen)

	For the year ended March 31,	
	2008	2007
Net assets per common share	157,612.10	146,175.53
Net income per common share	19,775.41	23,012.13

Notes: The basis in calculating net income per common share is as follows:

(in millions of yen except per share data)

	For the year ended March 31,	
	2008	2007
Net income	13,842	16,108
Amount not available to shareholders	-	-
Net income available to shareholders	13,842	16,108
Weighted average number of shares of common stock outstanding	700,000	700,000

Subsequent Events

Not applicable

Non-Consolidated Financial Statements

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS

(in millions of yen)	As of March 31, 2008 (A)	As of March 31, 2007 (B)	(A)-(B)
Assets:			
Cash and due from banks	74,197	71,894	2,303
Call loans	196,183	45,817	150,366
Monetary claims bought	41,573	41,645	(72)
Trading account securities	1	6	(5)
Money held in trust	3,577	3,624	(47)
Securities	261,486	323,599	(62,113)
Loans and bills discounted	1,256,373	1,164,946	91,427
Foreign exchanges	419	1,261	(842)
Other assets	17,695	17,205	490
Tangible fixed assets	5,828	11,085	(5,257)
Intangible fixed assets	3,738	4,793	(1,055)
Deferred tax assets	13,700	12,014	1,686
Customers' liabilities for acceptances and guarantees	1,895	2,091	(196)
Allowance for loan losses	(16,264)	(16,599)	335
Total assets	1,859,730	1,683,388	176,342
Liabilities and net assets			
Liabilities:			
Deposits	1,661,009	1,484,137	176,872
Foreign exchanges	10	30	(20)
Bonds payable	55,500	55,500	-
Other liabilities	30,576	38,163	(7,587)
Provision for bonuses	1,452	1,636	(184)
Provision for directors' bonuses	366	1,086	(720)
Provision for directors' retirement benefits	28	54	(26)
Provision for losses on dormant deposit repayments	512	-	512
Acceptances and guarantees	1,895	2,091	(196)
Total Liabilities	1,751,352	1,582,699	168,653
Net assets:			
Capital stock	21,000	21,000	-
Capital surplus	19,000	19,000	-
Legal capital surplus	19,000	19,000	-
Retained earnings	72,440	62,411	10,029
Legal retained earnings	2,000	2,000	-
Other retained earnings	70,440	60,411	10,029
Retained earnings brought forward	70,440	60,411	10,029
Shareholders' equity	112,440	102,411	10,029
Valuation difference on available-for-sale securities	(4,760)	(98)	(4,662)
Deferred gains or losses on hedges	699	(1,624)	2,323
Valuation and translation adjustments	(4,061)	(1,723)	(2,338)
Total net assets	108,378	100,688	7,690
Total liabilities and net assets	1,859,730	1,683,388	176,342

Note: The amounts are rounded down to the nearest million.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(in millions of yen)	For the year ended March 31, 2008 (A)	2007 (B)	(A)-(B)
Ordinary income:	76,260	73,726	2,534
Interest income	52,089	50,595	1,494
Interest on loans and discounts	*42,099*	*41,036*	*1,063*
Interest and dividends on securities	*6,769*	*6,106*	*663*
Fees and commissions	15,088	12,789	2,299
Other ordinary income	1,610	3,039	(1,429)
Other income	7,471	7,301	170
Ordinary expenses:	58,232	52,008	6,224
Interest expenses	11,289	9,361	1,928
Interest on deposits	*10,334*	*8,979*	*1,355*
Fees and commissions payments	11,630	7,792	3,838
Other ordinary expenses	1,391	309	1,082
General and administrative expenses	31,452	31,014	438
Other expenses	2,468	3,530	(1,062)
Ordinary profit	18,027	21,717	(3,690)
Extraordinary income	20,414	4,878	15,536
Extraordinary loss	15,182	101	15,081
Income before income taxes	23,259	26,494	(3,235)
Income taxes			
Current	9,813	9,926	(113)
Deferred	(82)	971	(1,053)
Net income	13,528	15,595	(2,067)

Note: The amounts are rounded down to the nearest million.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN NET ASSETS

For the year ended March 31, 2007

(in millions of yen)

	Shareholders' equity						
		Capital surplus		Retained earnings			
					Other retained earnings		
	Capital stock	Legal capital surplus	Total capital surplus	Legal retained earnings	Retained earnings brought forward	Total retained earnings	Total
Balance at the end of previous period	21,000	19,000	19,000	2,000	48,316	50,316	90,316
Changes of items during the period							
Dividends from surplus	-	-	-	-	(3,500)	(3,500)	(3,500)
Net income	-	-	-	-	15,595	15,595	15,595
Net changes of items other than shareholders' equity	-	-	-	-	-	-	-
Total changes of items during the period	-	-	-	-	12,095	12,095	12,095
Balance at the end of the current period	21,000	19,000	19,000	2,000	60,411	62,411	102,411

	Valuation and translation adjustments			
	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Valuation and translation adjustments	Total net assets
Balance at the end of previous period	(427)	-	(427)	89,888
Changes of items during the period				
Dividends from surplus	-	-	-	(3,500)
Net income	-	-	-	15,595
Net changes of items other than shareholders' equity	329	(1,624)	(1,295)	(1,295)
Total changes of items during the period	329	(1,624)	(1,295)	10,799
Balance at the end of the current period	(98)	(1,624)	(1,723)	100,688

For the year ended March 31, 2008

(in millions of yen)

	Shareholders' equity						
		Capital surplus		Retained earnings			
					Other retained earnings		
	Capital stock	Legal capital surplus	Total capital surplus	Legal retained earnings	Retained earnings brought forward	Total retained earnings	Total
Balance at the end of previous period	21,000	19,000	19,000	2,000	60,411	62,411	102,411
Changes of items during the period							
Dividends from surplus	-	-	-	-	(3,500)	(3,500)	(3,500)
Net income	-	-	-	-	13,528	13,528	13,528
Net changes of items other than shareholders' equity	-	-	-	-	-	-	-
Total changes of items during the period	-	-	-	-	10,028	10,028	10,028
Balance at the end of the current period	21,000	19,000	19,000	2,000	70,440	72,440	112,440

	Valuation and translation adjustments			
	Valuation difference on available-for-sale securities	Deferred gains or losses on hedges	Valuation and translation adjustments	Total net assets
Balance at the end of previous period	(98)	(1,624)	(1,723)	100,688
Changes of items during the period				
Dividends from surplus	-	-	-	(3,500)
Net income	-	-	-	13,528
Net changes of items other than shareholders' equity	(4,661)	2,323	(2,337)	(2,337)
Total changes of items during the period	(4,661)	2,323	(2,337)	7,690
Balance at the end of the current period	(4,760)	699	(4,061)	108,378

Notes: The amounts are rounded down to the nearest million.

SELECTED FINANCIAL INFORMATION

For the Fiscal Year Ended March 31, 2008

(Supplementary)

May 23, 2008

TOKYO
STAR
BANK

東京スター銀行

CONTENTS

I. Selected Financial Information for the Fiscal Year Ended March 31, 2008

1. Operating Results

【Consolidated basis】 *(in millions of yen)*

	For the Year Ended March 31, 2008 (A)	For the Year Ended March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
Gross Operating Profits	**51,692**	**54,732**	**(3,040)**
Net Interest Income	41,492	42,123	(631)
Net Fees and Commissions	9,998	9,296	702
Net Other Ordinary Income	201	3,312	(3,111)
General & Administrative Expenses	32,153	31,253	900
Provision of General Allowance for Loan Losses	(1,847)	(427)	(1,420)
Other Income & Expenses	(3,339)	1,682	(5,021)
Net Gain & Loss on Stocks and Other Securities	380	776	(396)
Problem Claims related Costs	7,250	5,589	1,661
Written-off of Loans	3,206	4,351	(1,145)
Provision of Specific Allowance for Loan Losses	7,000	1,181	5,819
Profit and Loss on Sales of Loans	(2,956)	57	(3,013)
Other	3,530	6,495	(2,965)
Ordinary Profit	**18,046**	**25,588**	**(7,542)**
Extraordinary Income & Loss	5,598	1,287	4,311
Net Gain & Loss on Disposal of Noncurrent Assets	18,574	30	18,544
Gain on Disposal of Noncurrent Assets	19,702	121	19,581
Loss on Disposal of Noncurrent Assets	1,127	90	1,037
Recoveries of Written-off Claims	1,140	1,289	(149)
Reversal of Allowance for Loan Losses	—	—	—
Other	(14,116)	(32)	(14,084)
Income before Income Taxes	**23,645**	**26,876**	**(3,231)**
Income Taxes - Current	11,030	10,674	356
- Deferred	(1,227)	93	(1,320)
Minority Interests in net income of subsidiaries	—	—	—
Net Income	**13,842**	**16,108**	**(2,266)**

Note: Gross Operating Profits = (Interest Income - Interest Expenses) + (Fees and Commissions - Fees and Commissions Payments) + (Other Ordinary Income - Other Ordinary Expenses)

	For the Year Ended March 31, 2008 (A)	For the Year Ended March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
Number of Consolidated Subsidiaries	2	2	0

【Non-consolidated basis】 *(in millions of yen)*

	For the Year Ended March 31, 2008 (A)	For the Year Ended March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
Gross Operating Profits	**44,499**	**48,982**	**(4,483)**
Net Interest Income	40,822	41,255	(433)
Net Fees and Commissions	3,458	4,996	(1,538)
Net Other Ordinary Income	219	2,729	(2,510)
General & Administrative Expenses	30,996	30,960	36
Personnel Expenses	12,478	12,103	375
Nonpersonnel Expenses	17,272	17,504	(232)
Taxes	1,244	1,353	(109)
Net Operating Income (before General Allowance and Goodwill)	**13,503**	**18,022**	**(4,519)**
Provision of General Allowance for Loan Losses	(3,372)	—	(3,372)
Amortization of Goodwill	—	—	—
Net Operating Income	**16,875**	**18,022**	**(1,147)**
of which Net Gain & Loss on Bonds	30	21	9
Other Income & Expenses	1,152	3,695	(2,543)
Net Gain & Loss on Stocks and Other Securities	390	772	(382)
Problem Claims related Costs	2,294	3,230	(936)
Written-off of Loans	1,443	3,215	(1,772)
Provision of Specific Allowance for Loan Losses	3,850	—	3,850
Profit and Loss on Sales of Loans	(2,999)	14	(3,013)
Other	3,056	6,153	(3,097)
Ordinary Profit	**18,027**	**21,717**	**(3,690)**
Extraordinary Income & Loss	5,231	4,776	455
Net Gain & Loss on Disposal of Noncurrent Assets	18,577	42	18,535
Gain on Disposal of Noncurrent Assets	19,702	121	19,581
Loss on Disposal of Noncurrent Assets	1,125	78	1,047
Recoveries of Written-off Claims	711	1,284	(573)
Reversal of Allowance for Loan Losses	—	3,472	(3,472)
Other	(14,056)	(22)	(14,034)
Income before Income Taxes	**23,259**	**26,494**	**(3,235)**
Income Taxes - Current	9,813	9,926	(113)
- Deferred	(82)	971	(1,053)
Net Income	**13,528**	**15,595**	**(2,067)**

Composition of Revenue (Consolidated basis)

Our ordinary income includes revenue that is derived pursuant to the terms of our loans and bills discounted ***("Organic Revenue ")***, as well as revenue that is derived from the amortization of the difference between the stated principal amount and book value, which initially is the purchase price, of our purchased loan from Tokyo Sowa Bank ***("Loan Purchase Revenue ")***, we measure our performance based on "***Organic Revenue*** . "

Loan Purchase Revenue

(in millions of yen)

	For the Year Ended March 31, 2008 (A)	For the Year Ended March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
Loan Purchase Revenue	**6,370**	**11,767**	**(5,397)**
Amortization included in Interest Income (a)	3,513	6,777	(3,264)
Amortization of Unearned Loan Purchase Revenue	3,557	6,900	(3,343)
Offset of Provision of General Allowance for Loan Losses	(44)	(122)	78
Amortization included in Fees and Commissions (b)	81	87	(6)
Revenue included in Other Ordinary Income	2,731	4,778	(2,047)
Add-back of Offset of Provision of General Allowance for Loan Losses	44	122	(78)

Gross Operating Profits

(in millions of yen)

	For the Year Ended March 31, 2008 (A)	For the Year Ended March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
Gross Operating Profits (incl. Loan Purchase Revenue)	**51,692**	**54,732**	**(3,040)**
Net Interest Income	41,492	42,123	(631)
Organic Revenue (c)	37,979	35,346	2,633
Loan Purchase Revenue (=a)	3,513	6,777	(3,264)
Net Fees and Commissions	9,998	9,296	702
Organic Revenue (d)	9,916	9,209	707
Loan Purchase Revenue (=b)	81	87	(6)
Net Other Ordinary Income (e)	201	3,312	(3,111)

Gross Operating Profits related to Organic Revenue (c+d+e)	**48,097**	**47,867**	**230**

Unamortized Loan Purchase Revenue *(in millions of yen)*

	As of March 31, 2008 (A)	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
Unamortized Loan Purchase Revenue in Interest Income (excluding "Problem Loans" related)	11,276	17,735	(6,459)
Unamortized Unearned Guarantees in Fees and Commissions	670	752	(82)
Unamortized Loan Purchase Revenue	**11,947**	**18,487**	**(6,540)**

Note: "Problem Loans" means Bankruptcy claims, Quasi-Bankruptcy claims and Doubtful claims based on the Self-assessment Guideline.

Credit Costs (Consolidated basis)

Credit Costs *(in millions of yen)*

	As of March 31, 2008 (A)	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
Provision of General Allowance for Loan Losses	(1,847)	(427)	(1,420)
Provision of Specific Allowance for Loan Losses	7,000	1,181	5,819
Written-off of Loans	3,206	4,351	(1,145)
Profit and Loss on Sales of Loans	(2,956)	57	(3,013)
Credit Costs excluding Offset of Provision of General Allowance for Loan Losses with respect to Purchased Loans against Loan Purchase Revenue	5,403	5,162	241
Offset of Provision of General Allowance for Loan Losses with respect to Purchased Loans against Loan Purchase Revenue	44	122	(78)
Credit Costs before offsetting Recoveries of Written-off Claims	5,447	5,285	162
Offset of Recoveries of Written-off Claims	(1,140)	(1,289)	149
Credit Costs (Adjusted)	**4,306**	**3,995**	**311**

2. Return on Equity

(%)

	For the Year Ended March 31, 2008 (A)	For the Year Ended March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
Consolidated Basis	13.01	16.66	(3.65)
Non-consolidated Basis	12.94	16.36	(3.42)

3. Net Interest Margin after General & Administrative Expenses

(excluding International Operations, Non-consolidated)

(%)

	For the Year Ended March 31, 2008 (A)	For the Year Ended March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
(1) Return on Interest-Earning Assets (a)	2.99	3.19	(0.20)
i) Yields on Loans and Bills discounted	3.43	3.74	(0.31)
ii) Yields on Securities	1.76	1.38	0.38
(2) Financing Costs including General & Administrative Expenses (b)	2.61	2.76	(0.15)
i) Yields on Deposits	0.61	0.55	0.06
ii) Yields on Other External Liabilities	0.45	0.12	0.33
(3) Net Interest Margin after General & Administrative Expenses (a)-(b)	0.38	0.43	(0.05)

4. Gain & Loss on Securities (Non-consolidated)

(in millions of yen)

	For the Year Ended March 31, 2008 (A)	For the Year Ended March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
Net Gain & Loss on Bonds	30	21	9
Gain on Sales	88	95	(7)
Gain on Redemption	—	—	—
Loss on Sales	57	73	(16)
Loss on Redemption	—	—	—
Loss on Devaluation	—	—	—
Net Gain & Loss on Stocks and Other Securities	390	772	(382)
Gain on Sales	390	772	(382)
Loss on Sales	—	—	—
Loss on Devaluation	—	—	—

5. Capital Adequacy Ratio (Preliminary)

【Consolidated】 *(in millions of yen)*

		As of March 31, 2008 Preliminary (A)	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
(1)	**Capital Adequacy Ratio**	**9.75%**	**9.52%**	**0.23%**
(2)	Tier I Capital	109,611	100,447	9,164
	Tier I Ratio	8.05%	7.77%	0.28%
(3)	Tier II Capital	24,009	23,571	438
(4)	Reductions	768	1,058	(290)
(5)	Capital (2)+(3)-(4)	132,852	122,960	9,892
(6)	Credit Risk-adjusted Assets	1,260,090	1,197,523	62,567
(7)	Operational Risks	101,389	93,965	7,424
(8)	Risk-adjusted Assets (6)+(7)	1,361,479	1,291,489	69,990

【Non-consolidated】 *(in millions of yen)*

		As of March 31, 2008 Preliminary (A)	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
(1)	**Capital Adequacy Ratio**	**9.55%**	**9.42%**	**0.13%**
(2)	Tier I Capital	107,679	98,813	8,866
	Tier I Ratio	7.97%	7.67%	0.30%
(3)	Tier II Capital	22,025	23,543	(1,518)
(4)	Reductions	768	1,058	(290)
(5)	Capital (2)+(3)-(4)	128,937	121,297	7,640
(6)	Credit Risk-adjusted Assets	1,258,194	1,200,037	58,157
(7)	Operational Risks	91,377	86,907	4,470
(8)	Risk-adjusted Assets (6)+(7)	1,349,571	1,286,945	62,626

Notes: 1. "Credit Risk-adjusted Assets" is calculated on "Standard Method."
2. "Operational Risks" is equivalent amounts of operational risks divided by 8%.

II. Loan Portfolio & Deposits

Change of accounting policy regarding write-offs for Non Performing Loans

The Bank's allowance for loan losses is provided pursuant to the internal rules governing the written-off of claims and the allowance for loan losses.

For collateralized or guaranteed claims against debtors who are legally bankrupt or virtually bankrupt, the amount of claims exceeding the estimated value of the collateral or guarantees, which is deemed uncollectible, has been charged-off against the respective claims ("Partial write-offs").

In recent years, several claims exist after Partial write-offs, considerable amounts were collected (e.g., sales of collateral). In view of these circumstances, starting from this fiscal year, the Bank has decided to discontinue Partial write-offs and to adopt an accounting policy where claims will not be charged off until collections on claims are completed or the amount deemed uncollectible is determined. Instead, an allowance will be established for the uncollectible portion.

For the purpose of reference, the balances, in case of continuing Partial write-offs, of Risk-managed Loans & Bills Discounted as well as Disclosed Claims under Financial Revitalization Law will be presented below.

1. Status of Risk-Managed Loans & Bills Discounted

【Consolidated】

(in millions of yen)

	As of March 31, 2008 (A)	(Reference) In case of continuing Partial write-offs	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
Loans to Bankrupt Borrowers	9,706	5,788	805	8,901
Past Due Loans	21,248	16,042	20,451	797
Loans Past Due for 3 Months or More	403	403	2	401
Restructured Loans	10,874	10,874	14,261	(3,387)
Total (a)	42,233	33,109	35,521	6,712
Ending Balance of Loans and Bills Discounted (b)	1,266,086	1,256,962	1,169,024	97,062
Ratio of Risk-Managed Loans to Total Loans and Bills Discounted (%) (a/b X 100)	3.33	2.63	3.03	0.30
Amounts Secured (c)	30,578	21,454	21,027	9,551
Coverage Ratio (%) (c/a X 100)	72.40	64.79	59.19	13.21

【Non-consolidated】

(in millions of yen)

	As of March 31, 2008 (A)	(Reference) In case of continuing Partial write-offs	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
Loans to Bankrupt Borrowers	8,729	5,653	633	8,096
Past Due Loans	16,520	14,861	19,482	(2,962)
Loans Past Due for 3 Months or More	403	403	2	401
Restructured Loans	10,874	10,874	14,261	(3,387)
Total (a)	36,527	31,793	34,380	2,147
Ending Balance of Loans and Bills Discounted (b)	1,256,373	1,251,640	1,164,946	91,427
Ratio of Risk-Managed Loans to Total Loans and Bills Discounted (%) (a/b X 100)	2.90	2.54	2.95	(0.05)
Amounts Secured (c)	26,062	21,328	21,398	4,664
Coverage Ratio (%) (c/a X 100)	71.35	67.08	62.24	9.11

2. Disclosed Claims under Financial Revitalization Law

【Consolidated】

(in millions of yen)

	As of March 31, 2008 (A)	(Reference) In case of continuing Partial write-offs	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
Bankruptcy and Quasi-Bankruptcy	17,810	8,686	3,721	14,089
Doubtful	13,378	13,378	17,869	(4,491)
Sub-standard	11,277	11,277	14,264	(2,987)
Sub-Total (a)	42,467	33,343	35,855	6,612
Normal	1,228,136	1,228,136	1,138,895	89,241
Total (b)	1,270,603	1,261,479	1,174,751	95,852
Ratio of Problem Loans to Total Claims (a/b X 100) (%)	3.34	2.64	3.05	0.29
Amounts Secured (c)	29,961	20,837	21,320	8,641
Coverage Ratio (c/a X 100) (%)	70.55	62.49	59.46	11.09

【Non-consolidated】

(in millions of yen)

	As of March 31, 2008 (A)	(Reference) In case of continuing Partial write-offs	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
Bankruptcy and Quasi-Bankruptcy	12,502	7,768	2,998	9,504
Doubtful	13,138	13,138	17,647	(4,509)
Sub-standard	11,277	11,277	14,264	(2,987)
Sub-Total (a)	36,918	32,184	34,910	2,008
Normal	1,224,032	1,224,032	1,135,902	88,130
Total (b)	1,260,951	1,256,217	1,170,812	90,139
Ratio of Problem Loans to Total Claims (a/b X 100) (%)	2.92	2.56	2.98	(0.06)
Amounts Secured (c)	26,425	21,691	21,886	4,539
Coverage Ratio (c/a X 100) (%)	71.57	67.39	62.69	8.88

3. Allowance for Loan Losses (Non-consolidated)

(in millions of yen)

	As of March 31, 2008 (A)	(Reference) In case of continuing Partial Write-offs	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
General Allowance for Loan Losses	6,525	6,525	9,916	(3,391)
Specific Allowance for Loan Losses	10,415	5,681	6,683	3,732
Total Allowance for Loan Losses (a)	16,941	12,207	16,599	342
Total Loans and Bills Discounted (b)	1,256,373	1,251,640	1,164,946	91,427
Ratio of Total Allowance for Loan Losses to Total Loans and Bills Discounted ((a)/(b) X 100) (%)	1.34	0.97	1.42	(0.08)

4. Classifications of Loans & Bills Discounted (Non-consolidated)

1) Classification by Type of Borrower Industry

(in millions of yen)

	As of March 31, 2008 (A)	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
Domestic (excluding offshore banking account)	1,256,373	1,164,946	91,427
Manufacturing	19,638	16,734	2,904
Agriculture	120	191	(71)
Forestry	45	56	(11)
Fishery	184	204	(20)
Mining	2	3	(1)
Construction	9,081	9,716	(635)
Utilities	1,577	1,648	(71)
Communications and information	3,262	7,166	(3,904)
Transportation	11,582	9,715	1,867
Wholesale and retail	28,379	28,597	(218)
Banks and other financial institutions	63,368	70,666	(7,298)
Real estate	339,730	333,467	6,263
Services	190,611	177,735	12,876
Municipal government	797	928	(131)
Other	587,988	508,113	79,875
Overseas and Offshore Banking Account	–	–	–
Governments and official institutions	–	–	–
Financial institutions	–	–	–
Other	–	–	–
Total	1,256,373	1,164,946	91,427

2) Consumer Loans

(in millions of yen)

	As of March 31, 2008 (A)	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
Consumer Loans	499,829	427,404	72,425
Housing Loans	428,016	359,676	68,340
Other Consumer Loans	71,813	67,728	4,085

3) Loans to Small- and Medium-sized Enterprises and Individuals

(in millions of yen)

	As of March 31, 2008 (A)	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
Loans to Small and Medium-sized Enterprises and Individuals (a)	1,130,582	1,055,662	74,920
Total Loans and Bills Discounted (b)	1,256,373	1,164,946	91,427
Ratio of Loans to Small and Medium-sized Enterprises and Individuals to Total Loans and Bills Discounted ((a)/(b) X 100) (%)	89.98	90.61	(0.63)

5. Balances of Loans and Deposits

(in millions of yen)

		As of March 31, 2008 (A)	As of March 31, 2007 (B)	Increase/ (Decrease) (A)-(B)
Deposits	Consolidated (Ending Bal.)	1,655,960	1,480,455	175,505
	Non-consolidated (Ending Bal.)	1,661,009	1,484,137	176,872
	Non-consolidated (Average Bal.)	1,512,409	1,413,538	98,871
Loans and Bills Discounted	Consolidated (Ending Bal.)	1,266,086	1,169,024	97,062
	Non-consolidated (Ending Bal.)	1,256,373	1,164,946	91,427
	Non-consolidated (Average Bal.)	1,208,544	1,088,453	120,091

No.	Release Date	Document Name	When and by Whom required to be made public, filed or distributed
1	05/22/2008	Announcement of the changes of the parent and other affiliate companies	Required by TSE to be made public immediately
2	05/23/2008	Announcement of the partial amendments to the Articles of Incorporation and Acquisition of all the shares with the right to acquire all the issued shares	Required by TSE to be made public immediately
3	05/23/2008	Announcement of the change of the Accounting Auditor	Required by TSE to be made public immediately
4	05/23/2008	Announcement of the candidates of the Board of Directors	Voluntary disclosure as made public via TSE
5	05/23/2008	Consolidated Financial Results for the Fiscal Year Ended March 31, 2008	Required by TSE to be made public immediately
6	05/23/2008	Selected Financial Information For the Fiscal Year Ended March 31, 2008 (Supplementary)	Information should be sent to the shareholders and investors

[Translated for reference only]
For immediate Release

May 22, 2008.

The Tokyo Star Bank, Limited
(Code: 8384 TSE First Section)

Announcement of the changes of the parent and other affiliate companies

Tokyo (Friday, May 22, 2008) – Today, The Tokyo Star Bank, Limited ("the Bank") announces there have been changes of its parent and other affiliate companies as follows:

1. The Background

Japan Blue Sky Capital Partners, L.P., Japan Banking Investment Partners, L.P., Tokyo Capital Management Partners, L.P. and Cayman Strategic Partners, L.P. (collectively, the "Major Shareholders") made a Tender Offer (the "Tender Offer") for the share and warrants of the Bank from February 5, 2008 to March 6, 2008 and, as a result, have acquired 98.31% of the total number of voting rights. Although Cayman Strategic Partners, L.P. ("CSP") owns 41.26% of the total number of voting rights by itself, CSP has entered into the Shareholders' Agreement with respect to the election or removal of directors, etc., with Japan Banking Investment Partners, L.P. ("JBIP") and subsequently JBIP has become a party that "agrees to exercise its voting rights to the same effect as CSP". Consequently CSP, deemed to own over 50% of the total number of voting rights, has become the Bank's parent company. Besides, as Japan Ireland Capital Partners, Ltd. ("JICP"), the general partner of CSP, has been confirmed that any rights granted to CSP specified in the agreement shall be exercised by JICP, JICP is deemed to be a parent company to CPS and consequently to be a parent of the Bank, the subsidiary of CPS.

Furthermore, JBIP and Tokyo Capital Management Partners, L.P., who own 24.47% and 21.34% of the total number of voting rights respectively, are deemed to be the Bank's other affiliate companies.

2. Summery of the Parent Companies

(1) ① Company Name Cayman Strategic Partners, L.P.
② Address of the Principle Office c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands
③ Name of the Representative Japan Ireland Capital Partners, Ltd., General Partner
④ Capital Amount USD2.00 + JPY43, 823,069,077.-
⑤ Type of Principal Business Operation To operate investment in the Bank.

(2) ① Company Name Japan Ireland Capital Partners, Ltd.
② Address of the Principle Office c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands
③ Name of the Representative Kiyomi Bernet
④ Capital Amount USD2.00
⑤ Type of Principal Business Operation To exercise the rights granted to Cayman Strategic Partners, L.P. as a General Partner.

3. Summery of Other Affiliate Companies

(1) ① Company Name Japan Banking Investment Partners, L.P.
② Address of the Principle Office c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands
③ Name of the Representative Cayman Capital Management Partners, Ltd., General Partner
④ Capital Amount USD2.00 + JPY25, 977,610,893.-
⑤ Type of Principal Business Operation To operate investment in the Bank.

(2) ① Company Name Tokyo Capital Management Partners, L.P.

② Address of the Principle Office	c/o Walkers SPV Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9002, Cayman Islands
③ Name of the Representative	Tokyo Capital Management Partners, Ltd., General Partner
④ Capital Amount	USD4.00 + JPY22, 668,796,261.-
⑤ Type of Principal Business Operation	To operate investment in the Bank.

4. Changes of the Number of Voting Rights, Number of Shares, Ratio to the Total Number of Voting Rights

(1) Cayman Strategic Partners, L.P.

Parent Company	Number of Voting Rights	Number of Shares	Ratio to the Total Number of Voting Rights
Before change	-	-	-
After change	460,169 (171,329)	460,169 (171,329)	65.73% (24.47%)

(2) Japan Ireland Capital Partners, Ltd.

Parent Company	Number of Voting Rights	Number of Shares	Ratio to the Total Number of Voting Rights
Before change	-	-	-
After change	-	-	-

(3) Japan Banking Investment Partners, L.P.

Parent Company	Number of Voting Rights	Number of Shares	Ratio to the Total Number of Voting Rights
Before change	-	-	-
After change	171,329	171,329	24.47%

(4) Tokyo Capital Management Partners L.P.

Parent Company	Number of Voting Rights	Number of Shares	Ratio to the Total Number of Voting Rights
Before change	-	-	-

After change	149,398	149,398	21.34%

(note) 1. "Ratio to the Total Number of Voting Rights" is calculated based on the numbers of voting rights of 699,992, i.e. deducted 8 shares of non-bearing voting rights from the total number of issued shares as of September 30, 2007 (700,000 shares).

2. "Ratio to the Total Number of Voting Rights" is rounded to the two decimal points.

3. Numbers shown in brackets at (1) indicate "Number of Voting Rights", "Number of Shares" and "Ratio to the Total Number of Voting Rights" of JBIP.

5. Effective Date of the Changes

Friday, March 14, 2008.

6. Plans Hereafter

As the Major Shareholders were not successful in acquiring all of the Bank's shares through the Tender Offer, the Major Shareholders intend to acquire 100% of the issued shares of the Bank hereafter. For detailed information, please refer to the announcement "The Change of the Major Shareholders" made on March 7, 2008.

Regarding the specific procedure, the Bank will disclose immediately after it will be determined.

There will be no impact expected on business performance at this time by the changes of the parent companies.

7. Disclosure requirement of the "Unlisted Parent companies, etc."

Japan Ireland Capital Partners, Ltd. is deemed to be the unlisted parent company, required for its disclosure.

[Summary translation]
For immediate Release

May 23, 2008.

The Tokyo Star Bank, Limited
(Code: 8384 TSE First Section)

Announcement of the partial amendments to the Articles of Incorporation and Acquisition of all the shares with the right to acquire all the issued shares

Tokyo (Friday, May 23, 2008) – Today, The Tokyo Star Bank, Limited ("the Bank") announces that the Board of directors meeting has adopted resolutions of the partial amendments of the Articles of Incorporation and acquisition of all the shares with the right to acquire all the issued shares to be resolved at the #7 general shareholders' meeting held on Thursday, June 26, 2008 as follows:

Partial amendments to the Articles of Incorporation to acquire 100% of the outstanding shares of the Bank

1. Partial amendments to the Articles of Incorporation#1, #2 and Acquiring all the shares with the right to acquire all the issued shares (#3)

(1)Reasons for the amendment

As the Bank announced on March 7th, 2008 in "The Change of the Major Shareholders", the Tender Offer (the "Tender Offer") for the shares and warrants of the Bank, commenced since February 5, 2008 by Japan Blue Sky Capital Partners, L.P., Japan Banking Investment Partners, L.P., Tokyo Capital Management Partners, L.P., and Cayman Strategic Partners, L.P. (collectively, the "Major Shareholders") was completed on March 6, 2008. It has resulted in the fact that the Major Shareholders own 688,198 shares (98.31% of the total number of voting rights) as of March 31, 2008.

Additionally, as the Bank announced on February 4, 2008 in "Announcement Concerning Expression of Opinion for Tender Offer for Shares etc. of the Company", the Bank can expect to further increase its value under the mid to long term growth strategy, by developing and marketing new financial products, aggressively expanding its network by entering new local markets, expanding its channels by entering into partnerships with other entities of other industries diversifying business portfolio by entering new business markets, implementing brand strengthening strategies by utilizing know-how on finance business and the vast network of the Major Shareholders and Advantage Partners, LLP, and obtaining active management support on planning and implementation of various strategies that require large investment and has adopted a resolution to express approval opinion concerning the Tender Offer and to be acquired 100% of the issued shares of the Bank by the Major Shareholders.

For these reasons, the Bank has adopted a resolution at the board of directors meeting to take the following actions for the purpose to become a wholly owned subsidiary.

(2) Actions to be taken

To partially amend the Articles of Incorporation to convert the Bank into a company with classes of shares (#1), to partially amend the Articles of Incorporation to adopt the right of the Bank to acquire all the issued shares of the Bank and to issue a new class of common shares to shareholders in exchange for acquiring all the shares issued (#2), and to resolve to issue a new class of common shares at the rate of 0.00005 per share in exchange for acquiring all the shares issued effective date as of August 1st, 2008.

Subsequent to the resolution of the agenda of partial amendment of the Articles of Incorporation #1 , the Bank will be converted into a company with classes of shares. In order for the Bank to amend the Articles of Incorporation to adopt the right of the Bank to acquire all the issued shares of the Bank (#2), the class-shareholders' meeting by the shareholders of classes of shares will also be held concurrently to resolve to the same effect pursuant to the Article 111-2-1 of the Corporation code.

For those shareholders who are only entitled to receive fractional shares that are in total less than one share as a result of the above exchange, the cash amount that equals the amount the shareholders selling the total number of fractional shares would receive will be paid in cash pursuant to the article 234 of the corporation code. Further, the determination of the Bank's purchase price and the acquiring price will ultimately be made by the court, and such price may be different from the Tender Offer price. The shareholders should be aware that each shareholder will be responsible for undertaking the necessary procedures and making their own decisions when making these petitions and claims.

(3) Consequence

Such changes to the Bank's Articles of Incorporation to be taken as addressed above, the share of the Bank will then be falling under the delisting criteria set forth in the Listing Regulations of the Tokyo Stock Exchange Group, Inc. (the "TSE"), and will thereafter be delisted one month after the assignment to the delisting post by TSE on the next day from the shareholders' meeting and subsequent class shareholders' meeting by the Bank's common shareholders. Even if the procedure to change the Bank's Articles of Incorporation may not be taken, as a result of the Tender Offer the number of the shares of the Bank in distribution is less than 5% of that of the listed shares, the shares of the Bank will then be delisted pursuant to the delisting criteria set forth in the Listing Regulations of the TSE one month after the assignment to the delisting post by TSE on the next day after the submission of the Securities Report (or after the deadline of its submission). After the delisting, the share of the Bank can no longer be traded on the TSE.

[Translated for reference only]
For immediate Release

May 23, 2008.

The Tokyo Star Bank, Limited
(Code: 8384 TSE First Section)

Announcement of the change of the Accounting Auditor

Tokyo (Friday, May 23, 2008) –Today, The Tokyo Star Bank, Limited (the "Bank") announces that the Audit Committee has resolved the candidate of the Accounting Auditor to be approved at the 7th General Shareholders' Meeting held on Thursday, June 26th 2008 as follows:

1. Change of the Accounting Auditor

<u>Accounting Auditor to be appointed</u>

Name	PricewaterhouseCoopers Aarata
Address of Principle Office	Shin-Marunouchi Building 32nd Floor 5-1, Marunouchi 1 chome, Chiyoda-ku, Tokyo
Managing Partner	To be determined

<u>Resigning Accounting Auditor</u>

Name	Ernst & Young Shinnihon
Address of Principle Office	Hibiya Kokusai Building 2-3, Uchisaiwaicho 2 chome, Chiyoda-ku, Tokyo

2. Effective date — Thursday, June 26, 2008
(Scheduled date of the 7th General Shareholders' Meeting)
The change will take effects for FY2008 statutory audit.

3. Reasons and Background of the Change

As Ernst & Young Shinnihon, the Bank's accounting auditor, will resign upon closing of the 7th General Shareholders' Meeting as the end of the contract term, Audit Committee has resolved to appoint PricewaterhouseCoopers Aarata as a successor candidate of the Accounting Auditor to be approved at the 7th General Shareholders' Meeting.

RECEIVED
2008 JUN 15 A 10: 14
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[Translated for reference only]
For immediate Release

May 23, 2008.

The Tokyo Star Bank, Limited
(Code: 8384 TSE First Section)

Announcement of the candidates of the Board of Directors

Tokyo (Friday, May 23, 2008) – Today, The Tokyo Star Bank, Limited ("Tokyo Star Bank") announces that the Nomination Committee has resolved the candidates of the Board of Directors to be approved at the #7 General Shareholders' Meeting held on Thursday, June 26th 2008 as follows:

1. Candidates of the Directors	**Current title**
For re-appointment:	
Robert M. Berardy[1)]	Chairman
Todd Budge	Director, Representative Executive Officer and President (CEO)
Masaru Irie	Director & Representative Executive Officer (CAO)

1) Robert M. Berardy will be appointed as a Chairman of the Board subject to the Board resolution by the newly appointed directors to be approved by the #7 general shareholders' meeting.

For new appointment:	
Kevin Hoffman-Smith	Executive Officer (CFO)
Richard L. Folsom*	Representative Partner, Advantage Partners, LLP
Yuji Takei*	Senior Partner, Advantage Partners, LLP
Tsukasa Kono*	Advantage Partners, LLP
Koichi Kawaguchi*	Advantage Partners, LLP
Christopher Reid Manning*	Managing Director, Lehman Brothers Asset Management Asia Limited.

* Candidates for the external directors

2. **The following Directors will be scheduled to retire upon completion of the 7th general shareholders' meeting to be held on June 26, 2008.**

Yoshio Terasawa	Director
Ellis Short	External director
Jean-Claude Scraire	External director
Yasuyoshi Tsuji	External director
Koji Tajika	External director
Shiro Shida	External director

END